

January 24, 2017

Via U.S. Mail
Mr. Cyril Means III
Chief Executive Officer
Infrastructure Developments Corp.
299 S. Main Street, 13th Floor
Salt Lake City, Utah 84111

> **Re: Infrastructure Developments Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed May 5, 2016**
> **File No. 000-52936**

Dear Mr. Means:

We issued comments to you on the above captioned filing on November 23, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 7, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Construction and
Manufacturing